Unicobe Corp.

Serdike 17A, ap. 37

Sofia, Bulgaria, 1000

Phone: +17028506585

December 12, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Unicobe Corp.

Request for Withdrawal Pursuant to Rule 477

of  Amendment No. 1 to Form S-1 filed under form type S-1/A

(File No. 333-206916)

Ladies and Gentlemen:

On behalf of Unicobe Corp. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On November 3, 2017, the Company filed with the SEC via EDGAR  Amendment No. 1 to Form S-1 (File No. 333-206916) under form type S-1/A (accession number  0001652871-17-000034). As a result of a technical error, the prospectus supplement filing was inadvertently filed under the File No. 333-206916, but the correct file number is  No. 333-219443. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such S-1/A filing.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call Anatoliy Kanev at (702) 850-6585.

Sincerely, /s/ Anatoliy Kanev Anatoliy Kanev